UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 31, 2006

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin Street, Suite 900
Houston, Texas 77002


      Re:	EV Energy Partners, L.P.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed July 14, 2006
		File No. 333-134139

Dear Mr. Mercer:

      We have reviewed your response letter dated July 14, 2006, the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page

1. Include a new bullet point that makes clear you would have had shortfalls as of the most recent fiscal year and the twelve months ended March 31, 2006.




Risk Factors, page 24

If we distribute cash from capital surplus to our unitholders, they may be..., page 40

2. Please revise the subheading to disclose the risk associated with the facts described. Rather than state that the facts described can adversely affect the company, disclose how they can adversely affect the company.

Use of Proceeds, page 44

3. We note that if the offering price exceeds $20 per share, the additional proceeds will be distributed to EnerVest, CGAS and the EndCap partnerships. Please discuss the reasons for distributing the excess to those entities rather than allocating it for your business operations.

Our Cash Distribution Policy and Restriction on Distributions,
page
57

4. Please reference the changes in Texas law noted on page 41.
Discuss the impact of such change on your forecasted distributions.

Forecasted Cash Available for Distribution for the Twelve Months Ending June 30, 2007, page 68
5. In response to prior comment 23, you explain that you have complied with the comment by beginning the table of forecasted cash available for distribution with the GAAP measure of Net Income.
As
the table is presenting the amount of cash available for distribution, it seems more appropriate to begin the reconciliation with a GAAP amount that is more representative of cash received. As such, please revise the table to begin with Net Cash from Operating
Activities, as previously requested, or tell us why you believe it is more appropriate to begin the table with Net Income. Please ensure you make corresponding changes to the pro forma historical tables on page 71.
Financial Statements - Unaudited Pro Forma Combined, page F-2
6. In response to prior comment 47, you explain that you believe it is appropriate to eliminate the management and other administrative fees in the pro forma financial statements because such costs were pursuant to agreements with your predecessors which will be terminated, and these agreements will be replaced by the Omnibus Agreement between yourself and Enervest.

In the discussion of the Omnibus Agreement on page 121 you state that you will pay a monthly fee of $90,000 for "...general and administrative and all other services with respect to [your] existing business and operations." It is not clear if this agreement also includes the costs you will incur under the contract operating agreement you will enter into with Enervest Operating. If so, it would seem you would need to allocate a portion of the cost under the
Omnibus Agreement to lease operating expenses. If it does not include such costs, please tell us why you believe it is appropriate to reduce the lease operating expenses of your predecessor for similar costs you will incur under the contract operating agreement with Enervest Operating. If you believe you will incur less lease operating expenses than your predecessors for the same properties, please disclose the reasons that you believe this to be the case. Please ensure that adjustments presented within the table are directly attributable to the specific transactions, factually supportable, and expected to have a continuing impact. Any historical charges that you believe impact results in a manner that is not indicative of the future should ordinarily be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation.

Engineering Comments

Summary ProForma Reserve and Operating Data, page 21
7. In our prior comment 56(e), we asked that you compare the 2006 projected production costs in your reserve report to the 2005 historical figures. Your response indicates that both your 2005 Annualized Expenses and Reserve Report 2006 Expenses are about $3.8 million. These figures do not agree with the 2005 Pro Forma lease operating expenses on page 73, $4,354 thousand. Please reconcile this difference to us and amend your document if it is appropriate.

EV Energy Parterns, L.P.,Pro Forma and Forecasted Results of
Operations, page 62

Significant Forecast Assumptions, page 66

8. Footnote 1 states "Our 2005 reserve report includes estimated aggregate production for the twelve months ending June 30, 2007 of 608 MMcfe from 22 wells we plan to drill on our Appalachian properties prior to June 30, 2007, which are classified as proved undeveloped in our 2005 reserve report." Our inspection of "Table I
- PUD" in your reserve report indicate net production of 510 MMCFE from proved undeveloped properties for the 24 months ending 12-31-2007. Please reconcile this difference to us and amend your document if it is appropriate.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director
cc: 	VIA FACSIMILE
	George G. Young III
      Haynes and Boone LLP
      713-236-5699
Mr. Michael E. Mercer
EV Energy Partners, L.P.
July 31, 2006
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